SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LodgeNet Interactive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540211109

 (CUSIP Number)

John P. Pecora
130 Montadale Drive
Princeton, NJ 08540
609-924-9264

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 540211109
1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
John P. Pecora
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,693,637
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
1,693,637
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,693,637
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
6.7%1
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1          Based upon 25,347,609 shares of the Issuer's common stock outstanding as of April 2, 2012 as reported in Amendment No. 1 to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on April 18, 2012.

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2011 (the "Schedule 13D"), by John P. Pecora (the "Reporting Person"), relating to the shares of common stock, par value $0.01 per share (the "Common Shares"), of LodgeNet Interactive Corporation, A Delaware corporation (the "Issuer").

Item 4.    Purpose of Transaction

This Amendment amends and supplements Item 4 of the Schedule 13D as set forth below:

The Reporting Person acquired the Common Shares in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer.  The Reporting Person previously reported that he might engage in communications with persons associated with the Issuer, including other shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. The Reporting Person has recently communicated with both the board of directors and management regarding the Issuer's operations and what the Reporting Person believes to be the Issuer's failure to perform to its potential.  The Reporting Person expects to continue to engage in communications with persons associated with the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals regarding the Issuer or his investment in the Issuer.

Item 5.   Interest in Securities of the Issuer

This Amendment amends and restates Items 5(a), (b) and (c) of the Schedule 13D in its entirety as set forth below:

(a), (b) Based upon Amendment No. 1 to the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 18, 2012, there were 25,347,609 Common Shares issued and outstanding as of April 2, 2012.  The 1,693,637 Common Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 6.7% of the outstanding Common Shares.  The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose or direct the disposition of all of the Common Shares of which he is the beneficial owner.

(c) The Reporting Person has engaged in open market transactions in the Common Shares in the last 60 days at prices ranging from $3.40 to $4.36 and currently owns 1,693,637 Common Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	/s/ John P. Pecora _________________
John P. Pecora